

July 17, 2014

<u>Via E-mail</u>
Mr. Brian McAndrews
Chief Executive Officer
Pandora Media, Inc.
2101 Webster Street, Suite 1650
Oakland, CA 94612

> **Re:** **Pandora Media, Inc.**
> **Form 10-K for transition period from February 1, 2013 to December 31, 2013**
> **Filed February 14, 2014**
> **File No. 001-35198**

Dear Mr. McAndrews:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the transition period from February 1, 2013 to December 31, 2013</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)</u>

<u>Recent Key Events, page 49</u>

1. We note your recent purchase of KXMZ-FM, a terrestrial radio station, in part to allow you to qualify for certain settlement agreements concerning royalties for the public performance of musical works between the RMLC, ASCAP and BMI. Discuss in greater detail how much of a positive impact this development is anticipated to have on your acquisition costs.

2. Clarify what measures were taken that has allowed you "to better manage the growth of content acquisition costs while minimizing adverse effects on the listener experience."

Key Metrics, page 52

3. Subscription revenue for your Pandora One subscribers has become a larger portion of your revenue recently, increasing to approximately 27% of your revenue for the three months ended March 31, 2014. As the revenue driver for your Pandora One service is driven by the number of paid subscribers and the free service is driven by advertising, we feel that you should have two separate discussions of these revenue streams. Separate disclosure and discussion of details for active users, listener hours, user margins, and the content acquisition costs for the two types of users would provide a better understanding of these independent revenue streams.

4. We also believe that revenue per thousand listener hours and licensing cost per listener hours should be separately reported for Pandora One subscribers and free subscribers. Further a discussion of the effects of price changes and number of Pandora One subscribers is useful for an understanding of the growth of the paid subscriber related revenues.

Advertising Revenue per Thousand Listener Hours ("ad RPMs"), page 52

5. We note that your total ad RPMs and your traditional computer ad RPMs for the twelve month periods ended January 31, 2012 and January 31, 2013 demonstrated a decline while your ad RPMs for the eleven month periods ended December 31, 2012 and December 31, 2013 demonstrated an increase. Tell us why the elimination of the 40 hour per month listening caps in September 2011 had a more significant negative effect on the 12 month period comparisons versus the 11 month period comparisons.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Senior Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at 202-551- 3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director